mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance	November 3, 2010
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C. 20549

Re:	mPhase Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 21, 2010
File No. 000-30202

Dear Mr. Mancuso,

This is in response to your comment letter dated October 4, 2010, regarding the proxy filed by mPhase Technologies, Inc. (the “Company”) on September 21, 2010. Our responses to each of your comments are as follows:

1.	Inasmuch as we have now filed our Form 10-K for the fiscal year ended June 30, 2010, we have further revised and updated all the information in our proxy statement, including the number of shares reserved for issuance upon exercise of options, warrants and other convertible debt securities. That number has increased significantly as a result of the significant decline of the Company’s stock price since we first undertook to hold a special shareholders’ meeting to seek approval of an increase of the Company’s authorized common shares. As a result, although the Company still has available a sufficient number of authorized shares to satisfy current conversion requirements for funded obligations, it now requires shares in excess of the 2 billion shares currently authorized to meet obligations under all its outstanding options, warrants and other convertible debt arrangements. The Company has determined that it is now appropriate to seek an increase in the number of authorized shares of common stock to 5 billion shares. There are no new uses contemplated for the shares other than as described in the proxy, namely for continued funding of operations by way of continued issuances of convertible debt and possible awards in connection with benefit, option or stock ownership plans or employment agreements, the nature of which has not yet been determined.

2.	We have revised and updated the table in the proxy.

3.	(a) The shares issuable to officers specified in footnote 4 to the beneficial ownership table are included in the table as warrants to purchase such number of shares and not as currently issued shares. The footnote has been amended to clarify this.

(b) The number on prior page 13 (now page 14) has been corrected so that is now reads 117,000,000 shares, which is consistent with the disclosure provided on page 11.

(c) The terms of the Company’s indebtedness to its officers have historically been disclosed in footnote 9 to the Company’s financial statements concerning related party transactions. The notes have not been filed as an exhibit.

4.	We have updated our information. In addition, although not expressly included in our proxy, we are offering to furnish shareholders a copy of the Company’s Form 10-K, as amended, for both fiscal years ended June 30, 2009 and June 30, 2010. As we have now noted in the last paragraph on page 7 of the proxy, we believe that, in light of the restatement of certain financial information in our Form 10-K, as amended, for the fiscal year ended June 30, 2009, the provision of that document along with our Form 10-K for the year ended June 30, 2010, affords shareholders the most complete available information concerning the Company.

5.	Under the terms of its August 19, 2009 arrangement with JMJ Financial, the Company was entitled to and has received $1,924,400, consisting of $1,700,000 representing the full face value of JMJ Financial’s secured note plus total contract interest in the amount of $224,400.

6.	This information was provided in direct response to the request made for this information in the first bullet under item 11 of the comment letter dated August 31, 2010. We have now expanded that disclosure to state: “The aggregate number of reparation shares the Company has issued to date is 77,106,987, which includes 52,521,246 shares issued in years prior to our fiscal year ended June 30, 2008 and 24,585,741 shares issued since that date.”

7.	We have revised our reparations tables to specify the dates of prior investments.

8.	We have added the following to the second paragraph under Reparation Shares on page 20 to describe the relationship among Janifast, Microphase and the Company as well as the treatment of the Company’s shares in the liquidation of Janifast:

Mr. Durando, President and CEO of the Company, owns a controlling interest and is a director and President of Janifast Limited. Mr. Durando and Mr. Dotoli are officers of Microphase Corporation. Mr. Dotoli was also a shareholder of Janifast Limited prior to its discontinuing operations in March of 2009. Mr. Ergul owns a controlling interest and is a director of Microphase Corporation and a director and shareholder of Janifast Limited. Microphase Corporation is a significant shareholder of the Company. Janifast Limited had been a significant shareholder of the Company until September 19, 2009, when it transferred to Mr. Durando 11,735,584 shares, representing all the shares of the Company held by Janifast, in consideration of the partial cancellation of loan obligations to Mr. Durando in connection with the plan of its liquidation.

9.	Reparations for Janifast and Microphase for fiscal years ended June 30, 2006 and June 30, 2007 were disclosed in the Summary Compensation to Related Parties table on page 45 of Form 10-K filed September 29, 2008; reparations in fiscal years ended June 30, 2005, 2006 and 2007 were disclosed in the Table of Significant Charges from Related Parties on p. 41 and Janifast 2007 reparations appear in the Summary Compensation to Related Parties table on p. 52 of Form 10-K filed September 28, 2007.

10.	We described our Arrangements #3 and #4 with JMJ Financial in our filings as specified in our response to your prior comment 13, but did not separately file the documents governing these arrangements as they were substantially the same as those filed for the prior arrangements we had with JMJ Financial.

11.	In response to your request that we disclose all natural persons who exercise shared voting and/or dispositive powers over the shares of the Company held by Microphase, we have expanded footnote 5 to the beneficial ownership table on page 25 as follows:

(5) Messrs. Ergul and Durando and certain members of their families may be deemed to exercise shared majority voting power for Microphase Corporation through their indirect ownership interests in Microphase Holding Company, LLC which owns 88.4% of Microphase common stock. The holding company is owned 43.9% by the Ergul Family Limited Partnership, which is wholly owned by Mr. Ergul, his wife and daughters, and 50% by Edson Realty Inc. which is 83% owned by Mr. Durando, 12% by Mr. Ergul and 5% by three unrelated shareholders. Mr. Durando owns an additional 1.6% of Microphase common stock in his individual name.

12.	As of October 25, 2010, the Company issued 176,092,858 shares to JMJ Financial upon conversions of the convertible note held by JMJ Financial under Arrangement #2 as described on page 16 of the revised proxy. Attached is a detailed table specifying the date and amount of each issuance of common stock to JMJ Financial in connection with this arrangement, as well as computation of the percentage of its ownership interest in the Company’s common shares on each such occasion, clearly illustrating that at no time has JMJ’s ownership position risen to a 5% level. Because, as noted previously, JMJ exercises no control over the Company, the Company does not deem it to be either a statutory underwriter or an affiliate. Based in part on representations from JMJ Financial as to, among other things, the manner of its sales as well as the Company’s knowledge that the Company is current in its filings under the Securities Exchange Act and that payment for the shares issued was made not less than six months prior to each issuance by way of a secured full recourse note and in each instance fully made in cash prior to any sale, the Company has reason to believe the sales of the Company’s common stock by JMJ Financial are consistent with Section 5 of the Securities Act and furthermore comply fully with the requirements of Rule 144 under that Act.

13.	On page 60 of our Amendment No. 6 to our Form 10-K for the fiscal year ended 2009, we inadvertently retained the present tense in describing the positions held by Messrs. Durando and Dotoli in PacketPort.Com. This has been corrected on page 64 of our current Form 10-K for the fiscal year ended 2010 where we state that Ronald Durando and Gustave T. Dotoli served as president and vice-president of PacketPort.com respectively until Packetport.com merged with Wyndstorm Corporation in February of 2008, at which time Mr. Durando and Mr. Dotoli resigned from their respective positions.

14.	All our disclosure has been updated to October 25, 2010.

15.	We have recalculated and corrected the numbers in our Summary Compensation Table.

16.	We have added footnote (4) to the 2009 and 2010 “other” compensation items to identify those amounts as interest on loans to the Company.

In connection with the foregoing, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.